UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report

InTest Corporation
(Exact Name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-36117 (Commission File Number)	22-2370659 (I.R.S. Employer Identification No.)

804 East Gate Drive, Suite 200 Mt. Laurel, New Jersey 08054 (Address of principal executive offices)(Zip Code)

Duncan Gilmour Chief Financial Officer, Treasurer and Secretary (856) 505-8800 (Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Form SD for InTest Corporation (the “Company”) is being filed pursuant to Rule 13p-1 under the Securities and Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025. The Company conducted an analysis of its products and determined that certain of its products (the “Covered Products”) contained one or more “conflict minerals” as defined in Item 1.01(d)(3) of Form SD. After conducting due diligence, the Company concluded that it could not yet determine whether or not the conflict minerals in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country, as defined in Item 1.01(d)(1) of Form SD, or whether the conflict minerals were from recycled or scrap sources or were or were not from other conflict free sources. Consequently, we determined that these products are “DRC conflict undeterminable” as defined in Item 1.01(d)(5) of Form SD.
Conflict Minerals Disclosure
The Company is filing herewith as Exhibit 1.01 its Conflict Minerals Report. The Conflict Minerals Report is publicly available at www.intest.com under “About/Sustainability/Conflict Minerals Report”.
Item 1.02 Exhibit
A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.
Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as required by Items 1.01 and 1.02 of this Form SD.

Exhibit No.	Description

1.01	Conflict Minerals Report of InTest Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

InTest Corporation

By:	/s/ Duncan Gilmour	Date:	5/28/2026
Duncan Gilmour Chief Financial Officer, Treasurer and Secretary